June 3rd, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C 20549

100 F Street, N.E

Attention: Li Xiao, Daniel Gordon

Re:	Celyad Oncology SA

   Form 20-F for the Fiscal Year Ended December 31, 2020

   Filed May 5, 2021

   File No. 001-37452

Dear Madam, Dear Sir,

This letter is submitted on behalf of Celyad Oncology SA (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 20, 2021 addressed to Filippo Petti, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2020 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 18. Financial Statements

Note 15. Share Capital, page F-42

•

We note your response to our prior comment. It is unclear to us whether the decision of the extraordinary shareholders to absorb the accounting losses into the share premium in order to improve solvency ratios, is made in the context of generally accepted accounting principles in the Belgium (Belgium GAAP) or IFRS. We have concerns that characterizing €172.3 million of capital contributed by shareholders to offset accumulated deficit is a faithful representation of the transaction under IAS 1.15. Please address the following:

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•

Please quote for us the language, including examples, in the CNC advise 121/3 where it stipulates that the incorporation of loss carry forwards into capital, reserves or profit carry forwards is to be allocated directly to the relevant equity item. Please quote the entire section or at least all related paragraphs.

•	Tell us whether the extraordinary shareholder decision applies to Belgium GAAP financial statements or IFRS financial statements.

•

If you are able to support compliance with Belgium GAAP, tell us whether the shareholders of Belgium companies regularly make determination to use share premium to absorb accumulated deficit, or whether they merely approved the underlying general objective of your capital reduction transaction to create distributable reserves.

•

Tell us your consideration for other ways to address your solvency ratio, for example, creating a new distributable reserve account for the capital premium used to absorb the losses on the balance sheet, or combining and titling the accumulated deficit and other distributable equity to a different name on the balance sheet, while adding a separate column on your statements of changes in shareholders’ equity for the capital premium used to absorb the losses; and at the same time in either case, restoring the accumulated deficit to its original balance to ensure the faithful presentation of that account.

General

As summarized in our letter dated May 5, 2021, the accounting entry reflects a decision approved at an extraordinary shareholders meeting held on May 23, 2019 to absorb the accounting losses into share premium. Such action is permitted under Belgian corporate law pursuant to articles 7:208 - 7:209 – 7:210 of the Belgian Company Law as referenced below. The Company advises the Staff that this practice is not uncommon among similarly situated corporations organized under Belgian corporate law and has provided two examples for the Staff’s reference.

The Company further advises the Staff that it believes its accounting treatment for the above-described action is consistent with both (i) Belgian generally accepted accounting principles (BE GAAP), specifically those set forth in CNC1 advise 121/3 summarized below, and (ii) International Financial Reporting Standards (IFRS), which addresses the classification of equity and refers to jurisdictional requirements (such as CNC) and equity treatment under Belgian law and further permits financial presentation that conforms to pronouncements of other standard setting bodies (such as CNC) to the extent that such presentation does not conflict with IFRS.

Accounting Treatment under IFRS

As set forth in our letter dated May 5, 2021, the following IFRS guidance was considered for the accounting treatment and disclosures:

•	IAS 1.78(e) requires disaggregation of equity into various classes, but it does not prescribe which equity reserves should be presented; therefore, the entity referred to the IAS 8.10-12 hierarchy

[1]	Commission des Normes Comptable: Accounting Standards Commission of Belgium

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•	IAS8.11 and conceptual framework CF4.66, CF7.12 and CF7.13 addresses the classification of equity and refers to jurisdictional requirements such as CNC and equity treatment under Belgian law

•

We also considered IAS 8.12, basis for conclusion paragraph BC16 and BC17, which allows companies to use pronouncements of other standard setting bodies (such as CNC) to the extent that this does not conflict with IFRS. The accounting treatment as adopted by the Company is prescribed by BE GAAP standards following the CNC advise 121/3 regarding movements within equity. Such advice stipulates that the incorporation of loss carry forwards into capital, reserves or profit carry forwards is to be allocated directly to the relevant equity item.

Summary of Applicable Belgian GAAP (CNC advise 121/3 reference):

We refer to CNC advise 121/3 regarding movements within equity, under article I, paragraph 4:

“I. INCORPORATION AU CAPITAL DE RESERVES OU DU BENEFICE REPORTE ET REDUCTION DU CAPITAL EN APUREMENT DE LA PERTE REPORTEE

[...]

La Commission est d’avis que, de manière générale, les mouvements internes des capitaux propres qui n’affectent pas le montant global de ceux-ci doivent faire l’objet d’une imputation directe aux rubriques concernées.”

Free translation:

“I. INCORPORATION IN THE CAPITAL OF RESERVES OR OF ACCUMULATED PROFITS AND REDUCTION OF THE CAPITAL TO OFFSET ACCUMULATED LOSSES

[...]

The Commission is of the opinion that, in general, internal movements in equity capital which do not affect the total amount thereof should be charged directly to the headings concerned.”

Summary of Applicable Belgian Company Law

We refer to articles 7:208 - 7:209 – 7:210 of the Belgian Company Law regarding reduction of capital

« Art. 7:208. Toute réduction du capital requiert une modification des statuts qui ne peut être décidée que dans le respect de l’égalité de traitement des actionnaires qui se trouvent dans des conditions identiques. Le cas échéant, il est fait application de l’article 7:155.

La convocation à l’assemblée générale indique la manière dont la réduction proposée sera opérée ainsi que le but de cette réduction.

[...]

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Art. 7:209. Si la réduction du capital s’opère par un remboursement aux actionnaires ou par dispense totale ou partielle du versement du solde des apports, les créanciers ont, dans les deux mois de la publication aux Annexes du Moniteur belge de la décision de réduction du capital, nonobstant toute disposition contraire, le droit d’exiger une sûreté pour les créances nées et non encore échues au moment de cette publication et pour les créances faisant l’objet d’une action introduite en justice ou par voie d’arbitrage avant l’assemblée générale appelée à se prononcer sur la réduction de capital. La société peut écarter cette demande en payant la créance à sa valeur, après déduction de l’escompte.

[...]

Art. 7:210. L’article 7:209 n’est pas applicable aux réductions du capital en vue d’apurer une perte subie ou en vue de constituer une réserve pour couvrir une perte prévisible ou en vue de constituer une réserve indisponible, conformément à l’article [1 7:217]1, § 2.

[...] »

Free translation:

“Art. 7: 208. Any reduction of the capital requires a modification of the articles of association which can only be decided in respect of the equal treatment of shareholders who find themselves in identical conditions. Where applicable, Article 7: 155 is applied.

The convocation to the general meeting indicates the manner in which the proposed reduction will be made as well as the purpose of this reduction.

[...]

Art. 7: 209. If the capital reduction is effected by a reimbursement to the shareholders or by total or partial exemption from payment of the balance of the contributions, the creditors have, within two months of the publication in the Appendices of the Belgian Monitor of the decision to reduce the capital, notwithstanding any provision to the contrary, the right to demand security for claims arising and not yet due at the time of this publication and for claims which are the subject of an action brought in court or by arbitration before the meeting general meeting called to decide on the capital reduction. The company can reject this request by paying the receivable at its value, after deduction of the discount.

[...]

Art. 7: 210. Article 7: 209 is not applicable to reductions in capital with a view to clearing a suffered loss or with a view to constituting a reserve to cover a foreseeable loss or with a view to constituting an unavailable reserve, in accordance with article [1 7: 217] 1, § 2.

[...].”

Summary of extraordinary shareholder decision:

As noted above, the decision of the extraordinary shareholders meeting on May 23, 2019 to absorb the accounting losses into share premium applies to BE GAAP financial statements and thus also applies to IFRS financial statements under above referenced guidance (IAS 8.11 and IAS 8.12). We believe that the IFRS financial statements reflect both the legal form and substance that these losses no longer exist in accordance with under Belgium Company Law.

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Since share premium is assimilated to share capital, any increase or decrease of such share premium, by way of distribution or by way of absorption of accounting losses, is required to be approved by the shareholders under the same conditions as a share capital increase or decrease. This means that, to validly deliberate, a quorum of at least half of the share capital must be present (if such quorum is not met at the first meeting, a new shareholders’ meeting with the same agenda must be held, which may deliberate without the abovementioned quorum being required). Furthermore, the decision can only be adopted by a three quarters majority of the votes validly casted by the shareholders. The decision to amend the amount of the share premium must be taken in front of a Belgian notary public. The decision to absorb the accounting losses as per the latest balance sheet date into the share premium in order to improve solvency ratios is commonly used by shareholders of Belgian Companies.

The Company advises the Staff that it is aware of examples of such transactions and presentation within the annual reports of other Belgian companies, for example Bone Therapeutics SA and Oxurion NV.

We can refer to following sections of their annual reports 2019 which are publicly available2:

•	“7.3.4. Consolidated Statement of Changes in Equity (Bone Therapeutics)”

Attributable to owners of the parent					Non- controlling interests	TOTAL EQUITY
(in thousands of euros)	Share capital	Share premium	Retained earnings	Total equity attributable to owners of the parent
Balance at 31 December 2017	14,662	42,665	(54,944)	2,382	0	2,382
Impact of restatement based on IFRS 15	0	0	1,501	1,501	0	1,501
Balance at 1 January 2018	14,662	42,665	(53,443)	3,883	0	3,883
Total comprehensive income of the period	0	0	(14,218)	(14,218)	77	(14,142)
Issue of share capital	2,699	10,813	0	13,512	0	13,512
Decrease of share capital	(4,829)	0	4,829	0	0	0
Specific reserve for convertible bonds	0	0	1,175	1,175	0	1,175
Allocation to the legal reserve	0	0	5	5	0	5
Share-based payment	0	0	52	52	0	52
Movement non-controlling interests	0	0	77	77	(77)	0
Other	0	0	6	6	0	6
Balance at 31 December 2018	12,532	53,478	(61,517)	4,491	0	4,491

Balance at 1 January 2019	12,532	53,478	(61,517)	4,491	0	4,491
Total comprehensive income of the period	0	0	(10,461)	(10,461)	125	(10,336)
Issue of share capital	3,514	5,006	0	8,520	0	8,520
Decrease of share capital	(10,592)	0	10,592	0	0	0
Transaction costs for equity issue	0	(457)	0	(457)	0	(457)
Specific reserve for convertible bonds	0	0	306	306	0	306
Allocation to the legal reserve	0	0	6	6	0	6
Share-based payment	0	0	(472)	(472)	0	(472)
Movement non-controlling interests	0	0	125	125	(125)	( )
Other	0	0	(11)	(11)	0	(11)
Balance at 31 December 2019	5,454	58,027	(61,432)	2,048	0	2,048

“Following the capital increases and the incorporation of the losses following the AGM decision of December 2019 which represents an impact of €10.59 million, the share capital of the Company amounted to €5.45 million and was represented by 10,671,894 shares.”

[2]	The notary deeds of these operations are publicly available on the Belgian Gazette and can be provided to the Staff by the Company if requested.

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“5. Consolidated statement of changes in equity (Oxurion – ex ThromboGenics) :”

	Share capital	Share premium	Cumulative translation differences	Other reserves	Retained earnings	Attributable to equity holders of the company	Non- controlling interest	Total
Balance as at 1 January 2018	151,991	157,661	-335	-13,141	-163,546	132,630	727	133,357
Result of the year 2018	0	0	0	0	-38.474	-38.474	-305	-38.779
Change to foreign currency translation difference and revaluation reserve	0	0	62	0	0	62	0	62
Net change in fair value of investments	0	0	0	-14	0	-14	0	-14
Issue of ordinary shares	9.875	217	0	0	0	10.092	0	10.092
Capital decrease	-24.302	-157.865	0	0	182.167	0	0	0
Share-based payment transactions	0	0	0	592	0	592	0	592
Balance as at 31 December 2018	137,564	13	-273	-12,563	-19,853	104,888	422	105,310

Balance as at 1 January 2019	137,564	13	-273	-12,563	-19,853	104,888	422	105,310
Result of the year 2019	0	0	0	0	-51.827	-51.827	-276	-52.103
Change to foreign currency translation difference and revaluation reserve	0	0	-342	0	0	-342	0	-342
Net change in fair value of investments	0	0	0	1	0	1	0	1
Issue of ordinary shares	0	0	0	0	0	0	0	0
Capital decrease	-36.920	-13	0	0	36,933	0.0356	0	0.0356
Share-based payment transactions	0	0	0	440	0	440	0	440
Balance as at 31 December 2019	100,644	0	-615	-12,122	-34,747	53,160	146	53,306

Solvency ratio consideration:

We refer to the general section above. The decision of the extraordinary shareholders meeting to absorb the accounting losses into the share premium in order to improve solvency ratios, is made in the context of BE GAAP which does not conflict with IFRS. According to this accounting treatment, the Company advises the Staff that it believes that this disclosure reflects the legal substance of the equity and capital reserves and is a faithful representation of the transaction under IAS 1.15.

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If you have any questions concerning the abovementioned matters, please contact the undersigned at +15166592073 or by email at fpetti@celyad.com.

Sincerely,

/s/ Filippo Petti
Filippo Petti
Chief Executive Officer and Chief Financial Officer
Celyad Oncology SA

Cc:	Michael H. Bison, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

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